AMERICAN RESOURCES CORPORATION

8856 South Street

Fishers, IN 46038

April 12, 2017

Mr. Robert S. Littlepage, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Re:

American Resources Corporation.

Form 10-K for Fiscal Year Ended September 30, 2016

Filed January 13, 2017

Form 8-K

Filed February 21, 2017

File No. 000-55456

Dear Mr. Littlepage,

We are in receipt of your comment letter dated March 23, 2017.  The following is a response to your comment.

Form 8-K filed February 7, 2017

Item 9.01 Financial Statements and Exhibits

1.  Tell us your consideration of whether or not historical financial statements of Quest Energy, Inc. and related pro forma information for the reverse merger recapitalization are required to be filed pursuant to Item 9.01 and Instruction 4 of Item 2.01 of Form 8-K.

Response:

Regarding our Form 10-K for the fiscal year ended September 30, 2016 (the “Form 10-K”), we referenced the Share Exchange Agreement with Quest Energy, Inc. (“Quest”) dated January 5, 2017, in the Notes to Financial Statements under the heading “Subsequent Events.”  As of September 30, 2016, there was no agreement with Quest.  As of January 13, 2017 (the date of filing the Form 10-K), we had not received any audited financial statements or pro forma statements from Quest.  Under the circumstances, we do not believe that it was necessary to include any Quest financial statements with the Form 10-K.

Regarding our Form 8-K filed on February 7, 2017 (the “Form 8-K”), we are presently working with our audit firm, MaloneBailey to complete the financial statements required to be

Robert S. Littlepage

Re: American Res. Corp.

April 12, 2017

filed pursuant to Item 9.01 and Instruction 4 of Item 2.01 of Form 8-K.  We anticipate filing an amendment to the Form 8-K on or before April 19, 2017, which will include the required financial statements as exhibits.  We believe that our filing of an amended Form 8-K within this timeframe complies with the 71 day period identified in Item 9.01 of Form 8-K.

Thank you for the opportunity to provide this response to your comment letter. If you have any questions, please do not hesitate to contact me.

Sincerely,

American Resources Corporation

/s/: Mark C. Jensen,

Chief Executive Officer

cc:

Kirk P. Taylor, CFO

Clifford J. Hunt, Esquire